Exhibit 99.2

TITAN MEDICAL INC.

2021 Third Quarter

Condensed Interim Consolidated

Financial Statements

(Unaudited)

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(In thousands of US Dollars)

	Note	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash		$44,677	$25,469
Prepaid expenses, deposits and receivables		1,702	1,479
		46,379	26,948
Non-current assets:
Property, plant and equipment, net		475	245
Right-of-use assets, net	3	1,262	867
Patent rights, net	4	1,966	1,778
		3,703	2,890
Total assets		$50,082	$29,838

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$4,062	$4,528
Current portion of lease liabilities		335	166
Note payable	5	2,134	1,885
Warrant derivative liability	6	17,035	36,317
		23,566	42,896
Long-term lease liabilities		1,071	751
Total Liabilities		24,637	43,647

Shareholders' equity (deficit)
Share capital	9	262,345	214,148
Contributed surplus-Warrant reserve	9 (c)	13,385	1,671
Contributed surplus		13,033	9,401
Deficit		(263,318)	(239,029)
Shareholders' equity (deficit)		25,445	(13,809)
Total liabilities and Shareholders' equity (deficit)		$50,082	$29,838
Commitments (Note 11)

Approved on behalf of the Board:

"signed"	"signed"
Paul Cataford	David McNally
Chairman	Director and CEO

THIRD QUARTER 2021	The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Net and Comprehensive Loss
(Unaudited)
(In thousands of US Dollars, except shares)

		Three Months Ended Sept 30		Nine Months Ended Sept 30
	Note	2021	2020	2021	2020

Revenues	7	$-	-	$10,093	10,000

Expenses
Research and development		10,586	2,266	27,150	2,434
General and administrative		3,375	2,219	10,442	6,277
Depreciation and amortization	8	168	39	403	89
		14,129	4,524	37,995	8,800
Net (loss) income from operations		(14,129)	(4,524)	(27,902)	1,200

Finance income		(20)	(11)	(53)	(18)
(Gain) loss on fair value of warrant	6	(5,554)	(2,872)	(3,560)	4,794
Warrant derivative issue cost		-	-	-	1,816
Gain on settlement		-	-	-	(1,840)
		(5,574)	(2,883)	(3,613)	4,752
Net and comprehensive loss		$(8,555)	$(1,641)	$(24,289)	$(3,552)

Basic and diluted loss per share	10	$(0.08)	$(0.02)	$(0.23)	$(0.06)

THIRD QUARTER 2021	The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficit)
(Unaudited)
(In thousands of US Dollars, except shares)

	Share Capital Number	Share Capital Amount	Contributed Surplus- Warrant Reserve	Contributed Surplus	Deficit	Shareholders' Equity (Deficit)
Balance - December 31, 2019	39,907,681	$194,217	$642	$8,304	$(214,845)	$(11,682)

Issued pursuant to agency agreement	23,923,700	12,819	-	-	-	12,819
March 2020 Equity Offering-broker warrants	-	(26)	26	-	-	-
Common stock equivalents converted	11,500,000	1	-	-	-	1
Share issue expense	-	(488)	-	-	-	(488)
Warrants exercised	6,217,939	5,900	-	-	-	5,900
Stock-based compensation expense	-	-	-	721	-	721
Net loss	-	-	-	-	(3,552)	(3,552)
Balance - September 30, 2020	81,549,320	$212,423	$668	$9,025	$(218,397)	$3,719

	Note	Share Capital Number	Share Capital Amount	Contributed Surplus- Warrant Reserve	Contributed Surplus	Deficit	Shareholders' Equity (Deficit)
Balance - December 31, 2020 - see Note 1(b)		83,184,843	$214,148	$1,671	$9,401	$(239,029)	$(13,809)

Derivative warrants exercised	6	8,000,000	8,000	-	-	-	8,000
Derivative warrants exercised - fair value adjustment	6	-	15,722	-	-	-	15,722
January 2021 Equity Offering, net of issuance costs	9 (a)	7,419,354	7,211	3,164	-	-	10,375
January 2021 Equity Offering-broker warrants	9 (a)	-	(1,384)	1,384	-	-	-
February 2021 Equity Offering, net of issuance costs	9 (a)	9,585,250	15,165	5,928	-	-	21,093
February 2021 Equity Offering-broker warrants	9 (a)	-	(1,238)	1,238	-	-	-
Equity warrants exercised	9 (c)	1,318,675	1,985	-	-	-	1,985
Options exercised		19,568	27	-	(13)	-	14
Issuance of common shares to Aspire	9 (a)	1,600,000	2,709	-	-	-	2,709
Stock-based compensation expense	9 (b)	-	-	-	3,645	-	3,645
Net loss		-	-	-	-	(24,289)	(24,289)
Balance - September 30, 2021		111,127,690	$262,345	$13,385	$13,033	$(263,318)	$25,445

THIRD QUARTER 2021	The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US Dollars)

		For the Nine Months Ended September 30
	Note	2021	2020
Cash (used in) provided by:
Operating
Net loss		$(24,289)	$(3,552)
Non-cash items
Depreciation and amortization	8	403	89
Interest expense on lease liabilities		53	-
Stock-based compensation expense	9 (b)	3,620	721
(Gain) loss on change in fair value of warrants	6	(3,560)	4,794
Non-cash issue costs		-	764
Non-cash settlement included in payables		-	2,090
Accrued interest on Note payable		115	187
Changes in non-cash working capital balances
Prepaid expenses and deposits		(223)	(330)
Accounts payable and accrued liabilities		(441)	(5,604)
Cash used in operating activities		(24,322)	(841)
Financing
Exercise of Derivative warrants	6	8,000	-
January 2021 Equity Offering, net of issuance costs	9 (a)	10,375	-
February 2021 Equity Offering, net of issuance costs	9 (a)	21,093	-
Exercise of Equity warrants	9 (c)	1,985	-
Exercise of stock options		14	-
Proceeds from issuance of common shares	9 (a)	2,709	23,490
Note payable		135	1,500
Repayment of lease liabilities		(180)	(34)
Cash provided by financing activities		44,131	24,956
Investing
Purchase of property, plant and equipment		(333)	(79)
Purchase of patents		(268)	(175)
Cash used in investing activities		(601)	(254)

Increase in cash		19,208	23,861
Cash, beginning of the period		25,469	814
Cash, end of the period		$44,677	$24,675

THIRD QUARTER 2021	The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

1.DESCRIPTION OF BUSINESS

Nature of Operations:

Titan Medical Inc.’s (“Titan” or the “Company”) business is in the research and development stage and is focused on the continued research and development of robotic assisted technologies for application in single access surgery, including the development of the EnosTM robotic single access surgical system (the “Enos system”). In the near term, the Company plans to continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of the later stage will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

On May 29, 2020, the Company established a wholly owned subsidiary, Titan Medical USA Inc. (“Titan USA” or “Subsidiary”), a corporation that is duly organized and existing under the laws of Delaware.

Basis of Presentation:

(a)Statement of Compliance

These unaudited condensed interim consolidated financial statements (the “Interim Financial Statements”) for the three months ended September 30, 2021, and September 30, 2020, have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting (“IAS 34” or “IAS 34 – Interim Financial Reporting”). The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2020.

The Interim Financial Statements were authorized for issue by the Board of Directors on November 10, 2021.

(b)Basis of Presentation

The Company elected to present the warrant reserve previously included in share capital as a separate line item on the condensed interim consolidated statements of shareholders’ equity (deficit). The Company also elected to present expenses by function in the condensed interim consolidated statements of net and comprehensive loss. Certain comparative figures have been reclassified to conform with the current period presentation.

(c)Presentation Currency

These Interim Financial Statements are presented in United States dollars (“US”), which is the Company’s functional and presentation currency, and are rounded to the nearest thousands of dollars.

THIRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

(d)Restricted Share Units

Pursuant to the Company’s share unit plan (“SU Plan”), the Company issued restricted share units (“RSU”) to certain employees and directors for the three months ended September, 2021. Under the SU Plan, each RSU, once vested, is exchangeable for one common share in the capital of the Company (each a “Common Share”).

(e)COVID-19

Since December 31, 2019, the outbreak of a novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing protocol, along with the uncertainty around the disease itself, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Due to the uncertainty caused by the COVID-19 outbreak, the Company is experiencing a longer recruitment cycle for recruiting technical personnel, and travel restrictions have slowed its ability to select and qualify suppliers for certain of its products. Furthermore, contractors and suppliers engaged by the Company may also be impacted by COVID-19 and there is a risk they could fail to meet their obligations to the Company. The effects of these impediments on the Company’s ability to achieve its milestones, including the timeline for completion, is unknown at this time.

2.NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE COMPANY

The significant accounting policies used in preparing these Interim Financial Statements are consistent with the accounting policies and computation methods applied in the audited consolidated financial statements for the year ended December 31, 2020.

Other new and amended standards and interpretations issued by the IASB applicable for periods within the current annual reporting year are not expected to impact Titan as they are either not relevant to Titan’s activities or apply to accounting standards which are consistent with Titan’s current accounting policies.

THIRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

3.RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-use assets	Cost	Accumulated amortization	Net Book Value
Balance at January 1, 2021	$975	$(108)	$867
Additions	614	(219)	395
Balance at September 30, 2021	$1,589	$(327)	$1,262

Lease liabilities	Net Book Value
Balance at January 1, 2021	$917
Additions	614
Repayments	(178)
Interest expense	53
Balance at September 30, 2021	$1,406

4.PATENT RIGHTS

	Cost	Accumulated Amortization	Net Book Value
Balance at January 1, 2021	$2,130	$(352)	$1,778
Additions	268	(80)	188
Balance at September 30, 2021	$2,398	$(432)	$1,966

5.NOTE PAYABLE

Balance at January 1, 2021	$1,885
Additions	135
Accrued interest	114
Balance at September 30, 2021	$2,134

In 2020, the Company entered into an agreement with Medtronic for a note payable (the “Note”). In connection with the Note, the Company executed and delivered a security agreement in favour of Medtronic. Under the Note agreement, the Company received $1.5 million in cash and owes an additional $634 related to certain legal, transaction and intellectual property related expenses incurred by Medtronic pursuant to the Medtronic agreements and will bear interest at the rate of 8% per annum. The unpaid principal balance owing under the Note, together with any accrued and unpaid interest and all other unpaid obligations under the Note, shall be due and payable in full on the earliest to occur of: (i) June 3, 2023, (ii) a Change of Control (as defined in the Note), or (iii) the completion of the last milestone under the Development Agreement.

THRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

6.WARRANT DERIVATIVE LIABILITY

The warrant derivative liability arises from Company's common share purchase warrants in connection with historical equity offerings. These warrants are priced in non-functional currency which resulted in having exercise prices that are not fixed and include features that have a cashless exercise option or a ratchet down provision. The warrants are fair valued as a non-cash financial liability using the Black-Scholes model and subsequent changes in the fair value are recorded through Net and Comprehensive Loss.

	Three Months Ended September 30, 2021		Nine Months Ended September 30, 2021
	Number of Warrants	Fair value	Number of Warrants	Fair value

Balance, Opening	19,592,392	$22,589	28,969,670	$36,317
Exercised	-	-	(8,000,000)	(15,722)
Items that were classified to net loss
Expired	(637,111)	(154)	(2,014,389)	(274)
Foreign exchange adjustment	-	-	-	43
Fair value adjustment	-	(5,400)	-	(3,329)
Gain on fair value of warrant derivative		(5,554)		(3,560)
Balance, September 30, 2021	18,955,281	$17,035	18,955,281	$17,035

7.REVENUES

On June 3, 2020, the Company entered into a License Agreement with a U.S. affiliate of Medtronic, whereby the Company is providing exclusive access to certain intellectual property rights relating to robotic assisted surgical technologies. Revenue from the Development Agreement and the allocation of ownership and license rights developed under each milestone is recognized when the rights are granted, and customer acceptance is established. Revenue from the License Agreement for intellectual property rights and know-how is recognized when rights are granted, and customer acceptance is established. Compensation received for the performance of technology transfer services relating to the License Agreement is accounted for separately from the License Payment and will be recognized at the time the service is performed.

The Company earns license revenue from achieving defined milestones in the Development Agreement. During Q2, 2021, the Company recognized and received $10 million upon successful completion of the third milestone (Q2, 2020 - $10 million pursuant to license agreement for intellectual property rights and know-how).

To date the Company has earned $30 million of the maximum amount of $41 million that could be payable by Medtronic under the Development Agreement and the License Agreement if all of the Medtronic Milestones are completed.

THIRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

8.DEPRECIATION AND AMORTIZATION

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2021	2020	2021	2020

Depreciation of ROU assets	3	$85	$27	$218	$60
Depreciation of PPE		43	4	104	4
Amortization of patent rights	4	40	8	81	25
Depreciation and Amortization		$168	$39	$403	$89

9.SHARE CAPITAL

(a) Authorized: unlimited number of common shares, no par value

Issued: 111,127,690 (December 31, 2020: 83,184,843)

Exercise prices of units, warrants, options and RSUs, are presented in US dollars unless otherwise noted.

Aspire Common Share Purchase Agreement

On December 23, 2019, the Company entered into an agreement with Aspire Capital Fund, LLC (“Aspire”). Under the terms of this agreement, Aspire committed to purchase up to $35 million of Common Shares for a maximum of 9,729,777 Common Shares.

During the three months ended September 30, 2021, the Company issued 200,000 Common Shares to Aspire Capital Fund, LLC for proceeds of $329. To date, the Company has issued 6,981,048 Common Shares of Titan for total proceeds of $5.2 million (nine months ended September 30, 2021 - $2.7 million). The balance remaining on Aspire’s commitment is 2,748,729 Common Shares (with a maximum value of $29.8 million), accessible at the Company’s request from time to time, until June 23, 2022, subject to the terms and conditions of the agreement.

THIRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

January 2021 Equity Offering

On January 26, 2021, the Company closed an offering of 7,419,354 units of the Company (“January 2021 Units) sold on a “bought deal” basis, at a price of $1.55 per January 2021 Unit for aggregate gross proceeds of $11,500 ($10,231 net of share issuance costs). Each January 2021 Unit consists of one Common Share in the capital of the Company (each a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “January 2021 Warrant”). Each January 2021 Warrant is exercisable to acquire one Common Share at an exercise price of $2.00 per share until January 26, 2026. In connection with the January 2021 Offering, the Company issued 518,234 broker warrants, each exercisable at $1.9375 until January 26, 2023 and treated as share issuance costs. January 2021 Warrants and broker warrants associated with this raise qualified as equity classification – see Note 9(c).

February 2021 Equity Offering

On February 24, 2021, the Company closed an offering of 9,585,250 units of the Company (“February 2021 Units”) at a price of $2.40 per February 2021 Unit for aggregate gross proceeds of $23,005 ($21,093 net of share issuance costs). Each February 2021 Unit consists of one Common share and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “February 2021 Warrant”). Each February 2021 Warrant is exercisable to acquire one Common Share at an exercise price of $3.00 per share until February 24, 2023. In connection with the February 2021 Offering, the Company issued 670,967 broker warrants exercisable at $3.00 until February 24, 2023 and treated as share issuance costs. February 2021 Warrants and broker warrants associated with this raise qualified as equity classification – see Note 9(c).

(b)Stock-Based Compensation

Titan has reserved and set aside up to 15% of the issued and outstanding Common Shares for the granting of stock options and restricted share units to eligible employees, officers, consultants, and advisors. The Company’s compensation plan includes the Share Unit Plan (the “SU Plan”), the Deferred Unit Plan (the “DSU Plan”), the Stock Option Plan (the “Option Plan”), collectively the “Compensation Plan”. At September 30, 2021, 8,632,824 Common Shares were remaining available to issue under the Compensation Plan.

Common shares outstanding	111,127,690
Available for issuance – 15% of common shares outstanding	16,669,154
Reserved for stock options	(5,783,290)
Reserved for RSUs	(2,253,040)
Remainder available to reserve for future grants	8,632,824

THIRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

During Q3, 2021, the Company granted 693,809 stock options and 338,059 RSUs to Directors, Officers and Employees. The stock-based compensation expense is included in R&D and G&A as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020

Stock options	$706	$286	$1,661	$721
RSUs	595	-	1,591	-
G&A - Stock options & RSUs	1,301	286	3,252	721
R&D - Stock options	121	-	368	-
Stock-based compensation expense	$1,422	$286	$3,620	$721

(i)Options

A summary of the status of the Company’s outstanding stock options as of September 30, 2021, is presented in the following table:

	Three Months Ended September 30, 2021		Nine Months Ended September 30, 2021
Stock options outstanding	Number stock options	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price
Balance, Opening	5,396,145	$1.93	2,923,770	$1.76
Granted	693,809	1.58	3,316,195	1.99
Exercised	-	-	(19,568)	0.73
Expired	(75,164)	3.58	(84,974)	3.58
Forfeited	(231,500)	1.85	(352,133)	1.71
Balance, September 30, 2021	5,783,290	$1.87	5,783,290	$1.87

THIRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

During Q3, 2021, the company granted 693,809 stock options with the terms outlined below:

Grant date / recipient	Number of options	Exercise price	Vesting conditions	Contractual life of options
August 20, 2021, options A	520,000	$1.58	Options vest as to ¼ of the total number of options granted on the first anniversary of the grant date, and monthly for the remaining ¾ in equal amounts	7 years
August 20, 2021, options B	170,000	$1.58	Options vest as to ¼ of the total number of options granted on each annual anniversary of the grant date, beginning on the first year anniversary of the grant date	7 years
August 10, 2021, options C	3,809	$1.58	Options vest immediately	7 years
Total options granted in Q3, 2021	693,809

THIRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

(ii)Restricted Share Units

A summary of the status of the Company’s outstanding RSUs as of September 30, 2021, is presented in the following table:

	Three Months Ended September 30, 2021		Nine Months Ended September 30, 2021
	Number of RSUs	Weighted Average Exercise Price	Number of RSUs	Weighted Average Exercise Price
Balance, Opening	1,914,981	$2.24	-	$-
Granted	338,059	1.52	2,253,040	2.13
Balance, September 30, 2021	2,253,040	$2.13	2,253,040	$2.13

During the quarter, the Company granted 338,059 RSUs pursuant to its Share Unit Plan. RSUs are notional share units exchangeable for common shares of the Company upon vesting.

Grant date / recipient	Vesting conditions	Number of RSUs
August 20, 2021 RSUs A	RSUs vest as to ¼ of the total number of units granted, on each of four anniversaries from the grant date	330,000
August 20, 2021 RSUs C	RSUs vested immediately	8,059
Total RSUs granted in Q3, 2021		338,059

The RSU grants were fair valued using the closing share price on August 19, 2021.

THIRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

(c)Contributed Surplus–Warrant Reserve

As at September 30, 2021, the Company has 9,912,633 equity warrants that are issued, outstanding and exercisable (December 31, 2020: 2,131,716). These equity warrants expire between January 26, 2023, and November 6, 2025. Due to the equity classification, the equity warrants are not revalued each reporting period.

	Equity warrant units	Average exercise price $	Warrant Reserve $
Balance at January 1, 2021	2,131,716	1.72	1,671
January 2021 Equity Offering	3,709,677	2.00	3,164
January 2021 Equity Offering-broker warrants	518,234	1.94	1,384
February 2021 Equity Offering	4,792,625	3.00	5,928
February 2021 Equity Offering-broker warrants	670,967	3.00	1,238
Exercised	(1,318,675)	1.51	-
Expired	(591,911)	3.40	-
Equity warrants as at September 30, 2021	9,912,633	2.67	13,385

THIRD QUARTER 2021

TITAN MEDICAL INC.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited)
For the Quarter Ended September 30, 2021
(In thousands of US dollars except per share amounts and as otherwise indicated.)

10.BASIC AND DILUTED LOSS PER SHARE

Basic loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding.

Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potential dilutive securities. The Company has restricted share units, stock options and warrants which may be dilutive. As a result of losses incurred for the three and nine months ending September 30, 2021 and 2020, these securities are anti-dilutive and therefore excluded from the determination of diluted loss per share.

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Numerator:
Net loss	$(8,555)	$(1,641)	$(24,289)	$(3,552)
Denominator:
Weighted average number of shares-basic (000's)	111,128	80,463	107,520	61,901
Adjustment for dilutive securities	-	-	-	-
Weighted average number of shares-diluted (000's)	111,128	80,463	107,520	61,901
Net loss per share-basic and diluted	$(0.08)	$(0.02)	$(0.23)	$(0.06)

11.COMMITMENTS

As part of its program of research and development of the Enos system, the Company has outsourced certain aspects of the research and development to third party technology and development companies. At September 30, 2021, $7,282 in purchase orders remain outstanding (December 31, 2020: $10,694).

The Company has entered into an agreement with a consultant under which the Company has certain contractual obligations to grant up to 100,000 restricted Common Shares based on the consultant’s achievement of multiple pre-determined performance criteria. To date, the performance criteria have not been achieved and no restricted Common Shares have been granted to the consultant. The agreement expires on May 13, 2022.

The Company has entered into an agreement with a consultant under which the Company has certain contractual obligations to grant up to 125,000 restricted Common Shares based on the consultant’s achievement of multiple pre-determined performance criteria. Subsequent to the quarter, the consultant achieved certain performance criteria and earned 75,000 restricted Common shares to be issued in the fourth quarter. The other performance criteria have not been achieved. The agreement expires on September 21, 2022 unless terminated earlier per the provisions of the agreement.

THIRD QUARTER 2021